Marchex, Inc.

413 Pine Street, Suite 500

Seattle, WA 98101

March 17, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Marchex, Inc.
Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-146800)

Ladies and Gentlemen:

On October 18, 2007, Marchex, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-3 (File No. 333-146800) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting such withdrawal because the Registration Statement is no longer necessary in light of the recent changes to Rule 144 under the Securities Act. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Francis J. Feeney, Jr. of DLA Piper US LLP, at (617) 406-6000.

Very truly yours, MARCHEX, INC.

/S/ RUSSELL C. HOROWITZ
Russell C. Horowitz Chief Executive Officer

cc:	Securities and Exchange Commission
Mark Shuman, Esq.

Marchex, Inc.
Ethan A. Caldwell, Esq.